                                                                EXHIBIT(a)(1)(A)

                             OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                       AMERICAN NATIONAL CAN GROUP, INC.
                                       AT
                              $18.00 NET PER SHARE
                                       BY
                       REXAM ACQUISITION SUBSIDIARY INC.,
                     A WHOLLY OWNED INDIRECT SUBSIDIARY OF
                                   Rexam PLC
--------------------------------------------------------------------------------
 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
           TIME, ON FRIDAY, MAY 5, 2000, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

    THE OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER DATED AS OF MARCH 31, 2000, AMONG REXAM PLC, REXAM ACQUISITION SUBSIDIARY INC. AND AMERICAN NATIONAL CAN GROUP, INC. (THE "COMPANY"). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER, THE MERGER (EACH AS DEFINED HEREIN) AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT; HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY; AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES (AS DEFINED HEREIN) PURSUANT TO THE OFFER.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES THAT WOULD REPRESENT AT LEAST A MAJORITY OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS.

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to Citibank, N.A. (the "DEPOSITARY") and deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or such facsimile) or, in the case of a book-entry transfer effected pursuant to the procedures described in
Section 2, deliver an Agent's Message (as defined herein) and any other required documents to the Depositary and deliver such Shares pursuant to the procedures for book-entry transfer described in Section 2, in each case prior to the expiration of the Offer, or (2) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such stockholder desires to tender such Shares.

    A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery described in
Section 2.

    Questions and requests for assistance may be directed to D. F. King & Co., Inc. (the "INFORMATION AGENT") or to Salomon Smith Barney Inc. at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender materials may be obtained from the Information Agent or from brokers, dealers, banks, trust companies or other nominees.
                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                              Salomon Smith Barney

April 10, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
SUMMARY TERM SHEET..........................................      1
INTRODUCTION................................................      5
THE TENDER OFFER............................................      7
     1. Terms of the Offer..................................      7
     2. Procedures for Tendering Shares.....................      9
     3. Withdrawal Rights...................................     12
     4. Acceptance for Payment and Payment..................     13
     5. Certain U.S. Federal Income Tax Consequences........     14
     6. Price Range of the Shares; Dividends on the
     Shares.................................................     15
     7. Effect of the Offer on the Market for the Shares;
       NYSE Listing; Exchange Act Registration; Margin
       Regulations..........................................     15
     8. Certain Information Concerning the Company..........     16
     9. Certain Information Concerning Parent and the
     Purchaser..............................................     18
    10. Source and Amount of Funds..........................     18
    11. Contacts and Transactions with the Company;
     Background of the Offer................................     19
    12. Purpose of the Offer; the Merger Agreement; the
     Stockholders Agreement; Plans for the Company..........     20
    13. Dividends and Distributions.........................     35
    14. Certain Conditions of the Offer.....................     35
    15. Certain Legal Matters...............................     37
    16. Fees and Expenses...................................     40
    17. Miscellaneous.......................................     40

SCHEDULE I--Directors and Executive Officers of Parent and
  the Purchaser.............................................    S-1

                               SUMMARY TERM SHEET

    Rexam Acquisition Subsidiary Inc. is offering to purchase all of the outstanding common stock of American National Can Group, Inc. for $18.00 per share in cash. The following are some of the questions you, as a stockholder of American National Can Group, may have and answers to those questions. We urge you to read carefully the remainder of this offer to purchase and the letter of transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

    WHO IS OFFERING TO BUY MY SHARES?

    Our name is Rexam Acquisition Subsidiary Inc. We are a Delaware corporation formed for the purpose of making a tender offer for all of the common stock of American National Can Group. We are a wholly owned indirect subsidiary of Rexam PLC, a public limited company organized under the laws of England and Wales. See "Introduction" and Section 9--"Certain Information Concerning Parent and the Purchaser"--of this offer to purchase.

    WHAT SHARES ARE BEING SOUGHT IN THE OFFER?

    We are seeking to purchase all of the outstanding common stock of American National Can Group. See "Introduction" and Section 1--"Terms of the Offer"--of this offer to purchase.

    HOW MUCH ARE YOU OFFERING TO PAY, WHAT IS THE FORM OF PAYMENT AND WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

    We are offering to pay $18.00 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "Introduction" and Section 1--"Terms of the Offer"--of this offer to purchase.

    DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

    Rexam PLC, our parent company, will provide us with sufficient funds to acquire all tendered shares and any shares to be acquired in the merger that is expected to follow the successful completion of the offer. Rexam PLC expects to borrow these funds under a new committed credit facility. The offer is not conditioned upon any financing arrangements. See Section 10--"Source and Amount of Funds"--of this offer to purchase.

    IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

    We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

    --the offer is being made for all outstanding shares solely for cash,

    --the offer is not subject to any financing condition, and

    --if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger.

    HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

    You will have at least until 12:00 midnight, New York City time, on May 5, 2000, to tender your shares in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See Section 1--"Terms of the Offer"--and
Section 2--"Procedures for Tendering Shares"--of this offer to purchase.

    CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

    Subject to the terms of the merger agreement, we can extend the offer. We have agreed in the merger agreement that:

    --we will extend the offer for a period of time we believe necessary to cause the conditions to our offer to be satisfied, if on a scheduled expiration date any of the conditions to our offer are not satisfied; however, we are not required to extend the offer beyond October 25, 2000; and

    --we may elect to provide a "subsequent offering period" for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so.

    See Section 1--"Terms of the Offer"--of this offer to purchase.

    HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

    If we extend the offer, we will inform Citibank, N.A., the depositary for the offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1--"Terms of the Offer"--of this offer to purchase.

    WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

    There is no financing condition to the offer, however:

    --we are not obligated to purchase any tendered shares unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least a majority of the shares of American National Can Group outstanding on a fully diluted basis. We have agreed not to waive this minimum tender condition without the consent of American National Can Group.

    --we are not obligated to purchase any tendered shares if:

    - there is a material adverse change in American National Can Group or its business, other than changes affecting the beverage packaging industry generally;

    - the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has not expired or been terminated;

    - the European antitrust authorities fail to approve the merger on terms that are commercially reasonable on the whole or any waiting periods applicable to any investigation by these authorities have not expired; or

    - the shareholders of Rexam PLC have not approved the merger.

    The offer is also subject to a number of other conditions. See
Section 14--"Certain Conditions of the Offer"--of this offer to purchase.

    HOW DO I TENDER MY SHARES?

    To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required, to Citibank, N.A., the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you cannot deliver something that is required to be delivered to the depositary by the expiration of the tender offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See
Section 2--"Procedures for Tendering Shares"--of this offer to purchase.

    UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

    You can withdraw shares at any time until the offer has expired and, if we have not by June 8, 2000, agreed to accept your shares for payment, you can withdraw them at any time after such time until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period, if one is included. See Section 1--"Terms of the Offer"--and Section 3--"Withdrawal Rights"--of this offer to purchase.

    HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

    To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 1--"Terms of the Offer"--and Section 3--"Withdrawal Rights"--of this offer to purchase.

    WHAT DOES THE AMERICAN NATIONAL CAN GROUP BOARD OF DIRECTORS THINK OF THE OFFER?

    We are making the offer pursuant to a merger agreement among us, Rexam PLC and American National Can Group. The American National Can Group board of directors unanimously approved the merger agreement, our tender offer and our proposed merger with American National Can Group. The board of directors of American National Can Group has determined that the offer and the merger are advisable, fair to, and in the best interests of, the stockholders of American National Can Group and unanimously recommends that stockholders accept the offer and tender their shares. See the "Introduction" to this offer to purchase.

    HAVE ANY STOCKHOLDERS AGREED TO TENDER THEIR SHARES?

    Yes. A stockholder that owns shares representing approximately 45.5% of the outstanding common stock of American National Can Group has agreed to tender its shares in the offer.

    WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED IN THE OFFER?

    If we accept for payment and pay for at least a majority of the outstanding shares on a fully diluted basis of American National Can Group, we will be merged with American National Can Group. If that merger takes place, Rexam PLC will indirectly own all of the shares of American National Can Group, and all other stockholders of American National Can Group will receive $18.00 per share in cash (or any higher price per share that is paid in the offer).

    There are no appraisal rights available in connection with the offer. However, if the merger takes place, stockholders who have not sold their shares in the offer will have appraisal rights under Delaware law. See
Section 12--"Purpose of the Offer; the Merger Agreement; the Stockholders Agreement; Plans for the Company--Appraisal Rights"--of this offer to purchase.

    IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

    If the merger takes place, stockholders who do not tender in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to their right to pursue appraisal under Delaware law. Therefore, if the merger takes place and you do not perfect your appraisal rights, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, if the merger does not take place, the number of stockholders and of shares of American National Can Group that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the shares. Also, the shares may no longer be eligible to be traded on the New York Stock Exchange or any other securities exchange, and American National Can Group may cease making filings with the SEC or otherwise cease being required to comply with the SEC's rules relating to publicly held companies. See Section 7--"Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations"--and Section 12--"Purpose of the Offer; the Merger Agreement; the Stockholders Agreement; Plans for the Company"--of this offer to purchase.

    WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

    On March 31, 2000, the last trading day before American National Can Group and Rexam PLC announced that they had signed the merger agreement, the last sale price of the shares reported on the New York Stock Exchange was $13 1/8 per share. On April 7, 2000, the last trading day before we commenced our tender offer, the last sale price of the shares was $16 11/16 per share. We advise you to obtain a recent quotation for shares of American National Can Group in deciding whether to tender your shares. See Section 6--"Price Range of the Shares; Dividends"--of this offer to purchase.

    TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

    You can call D.F. King & Co., Inc. at (800) 290-6428 (toll free) or Salomon Smith Barney Inc. at (877) 820-8015 (toll free). D.F. King & Co., Inc. is acting as the information agent and Salomon Smith Barney Inc. is acting as the dealer manager for our tender offer. See the back cover of this offer to purchase.

To the Holders of Common Stock of
AMERICAN NATIONAL CAN GROUP, INC.:

                                  INTRODUCTION

    REXAM ACQUISITION SUBSIDIARY INC., a Delaware corporation (the "PURCHASER") and wholly owned indirect subsidiary of REXAM PLC, a public limited company organized under the laws of England and Wales ("PARENT"), hereby offers to purchase all the outstanding shares of common stock, par value $0.01 per share (the "SHARES"), of AMERICAN NATIONAL CAN GROUP, INC., a Delaware corporation (the "COMPANY"), at a price of $18.00 per Share, net to the seller in cash, without interest thereon (the "OFFER PRICE"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "OFFER").

    Tendering stockholders whose shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks or brokers should check with such institutions as to whether they charge any service fees. The Purchaser will pay all fees and expenses of Salomon Smith Barney Inc., which is acting as Dealer Manager (the "DEALER MANAGER"), Citibank, N.A., which is acting as the Depositary (the "DEPOSITARY"), and D.F. King & Co., Inc., which is acting as the Information Agent (the "INFORMATION AGENT"), incurred in connection with the Offer. See Section 16.

    The Offer is being made pursuant to the Agreement and Plan of Merger dated as of March 31, 2000 (the "MERGER AGREEMENT"), among Parent, the Purchaser and the Company, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly owned indirect subsidiary of Parent (the "MERGER"). In the Merger each outstanding Share (other than Shares owned by Parent, the Purchaser or the Company or any subsidiary of Parent or the Company or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest thereon.

    Simultaneously with the execution of the Merger Agreement, Parent entered into a Stockholders Agreement dated as of March 31, 2000 (the "STOCKHOLDERS AGREEMENT"), with Pechiney (the "PRINCIPAL STOCKHOLDER"). The Principal Stockholder has represented in the Stockholders Agreement that it has voting and dispositive control over 25,000,000 Shares, which represented approximately 45.5% of the outstanding Shares as of March 29, 2000. Pursuant to the Stockholders Agreement the Principal Stockholder has agreed, among other things, to tender all such Shares pursuant to the Offer and has agreed to vote such Shares in favor of the Merger.

    The Merger Agreement and the Stockholders Agreement are more fully described in Section 12.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT; HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY; AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. THE FACTORS CONSIDERED BY THE BOARD OF DIRECTORS OF THE COMPANY IN ARRIVING AT ITS DECISION TO APPROVE THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND TO RECOMMEND THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER ARE DESCRIBED IN THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON
SCHEDULE 14D-9 (THE "SCHEDULE 14D-9"), WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") AND IS BEING MAILED TO STOCKHOLDERS OF THE COMPANY CONCURRENTLY HEREWITH.

    DEUTSCHE BANK SECURITIES INC. HAS ACTED AS THE COMPANY'S FINANCIAL ADVISOR. THE OPINION OF DEUTSCHE BANK SECURITIES INC., DATED MARCH 31, 2000, THAT, AS OF SUCH DATE, THE CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY THE HOLDERS OF SHARES IS FAIR TO SUCH HOLDERS FROM A FINANCIAL POINT OF VIEW IS SET FORTH IN FULL AS AN ANNEX TO THE SCHEDULE 14D-9. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE SCHEDULE 14D-9 AND SUCH OPINION CAREFULLY IN THEIR ENTIRETY.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (A) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN
SECTION 1 HEREOF) THAT NUMBER OF SHARES THAT WOULD REPRESENT AT LEAST A MAJORITY OF THE FULLY DILUTED SHARES (AS DEFINED IN SECTION 14 HEREOF) ON THE DATE OF PURCHASE (THE "MINIMUM CONDITION"), (B) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER OR TO THE MERGER HAVING EXPIRED OR BEEN TERMINATED, (C) THE EC COMMISSION HAVING DECLARED IN TERMS, THAT, TAKEN TOGETHER WITH CLAUSE (D)(II) BELOW, ARE NOT MATERIALLY COMMERCIALLY UNREASONABLE IN THE AGGREGATE, THAT THE CONCENTRATION IS COMPATIBLE WITH THE COMMON MARKET PURSUANT TO ARTICLE 6(1)(B) OR ARTICLE 8(2) OF THE COUNCIL REGULATION (EEC) NO. 4064/89 (AS AMENDED BY COUNCIL REGULATION (EC)
NO. 1310/97), (D) IN THE EVENT THAT A REQUEST UNDER ARTICLE 9(2) OF THE COUNCIL REGULATION (EEC) NO. 4064/89 (AS AMENDED BY COUNCIL REGULATION (EC)
NO. 1310/97) HAS BEEN MADE BY ONE OR MORE EUROPEAN UNION OR EFTA STATES, EITHER
(I) THE EUROPEAN COMMISSION HAVING INDICATED THAT IT DOES NOT INTEND TO REFER THE PROPOSED ACQUISITION, OR ANY ASPECT THEREOF, TO A COMPETENT AUTHORITY OF SUCH STATE OR (II) IF SUCH REFERRAL IS MADE, THE STATE(S) HAVING RESOLVED THEIR INVESTIGATIONS, IN TERMS, TAKEN TOGETHER WITH CLAUSE (C) ABOVE, THAT ARE NOT MATERIALLY COMMERCIALLY UNREASONABLE IN THE AGGREGATE, OR ANY APPLICABLE WAITING PERIOD(S) HAVING EXPIRED, (E) THE APPROVAL OF THE MERGER AGREEMENT, THIS OFFER AND THE MERGER BY THE SHAREHOLDERS OF PARENT AND (F) THE RECEIPT OF OTHER REQUISITE MATERIAL REGULATORY AND ANTITRUST CLEARANCES.

    Consummation of the Merger is subject to a number of conditions, including approval by stockholders of the Company, if such approval is required under applicable law, and Shares having been purchased pursuant to the Offer. In the event the Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser will be able to effect the Merger pursuant to the "short-form" merger provisions of the Delaware General Corporation Law (the "DGCL"), without prior notice to, or any action by, any other stockholder of the Company. In such event, the Purchaser intends to effect the Merger without prior notice to, or any action by, any other stockholder of the Company. See Section 12.

    The Company has informed the Purchaser that, as of March 29, 2000, there were: (a) 55,000,000 Shares issued and outstanding; (b) 3,543,216 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares from the Company; and (c) approximately 59,055,510 Fully Diluted Shares. Based upon the foregoing and assuming that no Shares are otherwise issued after March 29, 2000, the Minimum Condition will be satisfied if at least 29,527,756 Shares are validly tendered and not withdrawn prior to the Expiration Date. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Fully Diluted Shares on the date that the Purchaser accepts Shares for payment pursuant to the Offer. If the Minimum Condition is satisfied, and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will be able to elect a majority of the members of the Company's Board of Directors and to effect the Merger without the affirmative vote of any other stockholder of the Company. See Section 12.

    Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1.  TERMS OF THE OFFER

    Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3. The term "EXPIRATION DATE" means 12:00 midnight, New York City time, on May 5, 2000, unless and until the Purchaser shall have extended the period of time during which the Offer is open in accordance with the terms of Merger Agreement, in which event the term "EXPIRATION DATE" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, will expire.

    The Purchaser may, without the consent of the Company, and expressly reserves the right (but shall not be obligated), to extend the Offer, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary, (a) for one or more periods of time that the Purchaser reasonably believes are necessary to cause the conditions of the Offer in the Merger Agreement to be satisfied, if at the Expiration Date any of the conditions to the Purchaser's obligation to purchase Shares are not satisfied, until such time as such conditions are satisfied or waived or (b) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer. If all of the conditions to the Offer are not satisfied on the Expiration Date then the Purchaser will extend the Offer for one or more periods of time that the Purchaser reasonably believes are necessary to cause the conditions of the Offer to be satisfied from time to time until such conditions are satisfied or waived; PROVIDED that the Purchaser will not be required to extend the Offer beyond October 25, 2000. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

    The Purchaser expressly reserves the right (but shall not be obligated), at any time and from time to time, to waive any condition to the Offer or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, except that, without the consent of the Company, the Purchaser shall not (i) reduce the number of Shares subject to the Offer,
(ii) reduce the price per Share to be paid pursuant to the Offer, (iii) waive the Minimum Condition or modify or add to the conditions of the Offer in any manner adverse to the holders of Shares, (iv) except as provided above, extend the Offer, (v) change the form of consideration payable in the Offer or (vi) otherwise amend the Offer in any manner adverse to the holders of Shares.

    If by 12:00 midnight, New York City time, on May 5, 2000 (or any date or time then set as the Expiration Date), any of or all the conditions to the Offer have not been satisfied or waived, the Purchaser, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission, reserves the right (but shall not be obligated) (a) to terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders, (b) except as set forth above with respect to the Minimum Condition, to waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn, (c) as set forth above, to extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) except as set forth above, to amend the Offer.

    Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof. An announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service. As used in this Offer to Purchase, "BUSINESS DAY" has the meaning set forth in Rule 14d-1 under the Exchange Act.

    If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

    Pursuant to Rule 14d-11 under the Exchange Act, although the Purchaser does not currently intend to do so, the Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of from three business days to 20 business days in length following the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer (a "SUBSEQUENT OFFERING PERIOD"). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already will have been completed.

    During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights and the Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 provides that the Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial 20-business day period of the Offer has expired,
(ii) the Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (iii) the Purchaser immediately accepts and promptly pays for all securities tendered during the Offer prior to its expiration, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and
(v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. The Purchaser will be able to include a Subsequent Offering Period, if it satisfies the conditions above, after May 5, 2000. In a public release, the Commission has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring the Purchaser to disseminate new information to stockholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). In the event the Purchaser elects to include a Subsequent Offering Period, it will notify stockholders of the Company consistent with the requirements of the Commission.

    THE PURCHASER DOES NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER, ALTHOUGH IT RESERVES THE RIGHT TO DO SO IN ITS SOLE DISCRETION. PURSUANT TO RULE 14D-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED DURING A SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION WILL BE PAID TO STOCKHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

    The Company has provided the Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.  PROCEDURES FOR TENDERING SHARES

    VALID TENDER. For a stockholder validly to tender Shares pursuant to the Offer, (a) the certificates for tendered Shares, together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, any required signature guarantees and any other required documents, must, prior to the Expiration Date, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; (b) in the case of a transfer effected pursuant to the book-entry transfer procedures described under "Book-Entry Transfer", either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of such addresses, such Shares must be delivered pursuant to the book-entry transfer procedures described below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date; or (c) the tendering stockholder must, prior to the Expiration Date, comply with the guaranteed delivery procedures described below under "Guaranteed Delivery".

    The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY (AS DEFINED BELOW), IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "BOOK-ENTRY TRANSFER FACILITY") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant of the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must be, in any case, received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "BOOK-ENTRY CONFIRMATION". DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    The term "AGENT'S MESSAGE" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

    SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (such participant, an "ELIGIBLE INSTITUTION"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all the following conditions are met:

        (a) such tender is made by or through an Eligible Institution;

        (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; and

        (c) Either (i) the certificates for tendered Shares together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (ii) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under "Book-Entry Transfer", either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message, and any other required documents, is received by the Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "TRADING DAY" is any day on which the New York Stock Exchange, Inc. (the "NYSE") is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    OTHER REQUIREMENTS. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of

Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE PURCHASER ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    APPOINTMENT. By executing a Letter of Transmittal (or facsimile thereof), (or, in the case of a book-entry transfer, by delivery of an Agent's Message, in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after April 10, 2000. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of the Company's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other related documents thereto) will be final and binding.

    BACKUP WITHHOLDING. In order to avoid "backup withholding" of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such Stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

3.  WITHDRAWAL RIGHTS

    Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after June 8, 2000.

    For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by all Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    In the event the Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

4.  ACCEPTANCE FOR PAYMENT AND PAYMENT

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 promptly after the Expiration Date. The Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and European antitrust laws. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

    In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates for such Shares, together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees or
(b) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2, a Book-Entry Confirmation and either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message, and any other required documents. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

    The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

    If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer) and the terms of the Merger Agreement (requiring that the Purchaser pay for Shares accepted for payment as soon as practicable after the Expiration Date)), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 3.

    If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

    The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Parent, or to one or more direct or indirect wholly owned subsidiaries of Parent, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5.  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

    The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "CODE"), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer or Merger and the aggregate adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be.

    If tendered Shares are held by a tendering stockholder as capital assets, gain or loss recognized by such stockholder will be capital gain or loss, which will be long-term capital gain or loss if such stockholder's holding period for the Shares exceeds one year. In the case of a tendering noncorporate stockholder, long-term capital gains will be eligible for a maximum U.S. federal income tax rate of 20%. In addition, there are limits on the deductibility of losses.

    A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to 31% backup withholding unless the stockholder provides its TIN and certifies that such number is correct (or properly certifies that it is awaiting a TIN) and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding may be subject to a penalty imposed by the IRS. See "Backup Withholding" under
Section 2. Each stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

    If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder by filing a U.S. federal income tax return.

    The foregoing discussion may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code--such as non-U.S. persons, life insurance companies, tax-exempt organizations and financial institutions--and may not apply to a holder of Shares in light of individual circumstances, such as holding Shares as a hedge or as part of a hedging, straddle, conversion or other risk-reduction transaction. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

6.  PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

    The Shares are listed on the NYSE under the symbol "CAN", and have been at all times since July 28, 1999. The following table sets forth, for each of the periods indicated, the high and low sales prices per Share on the NYSE Composite Transactions Tape and the amount of cash dividends paid per Share.

                                                                                     COMMON STOCK
                                                                HIGH       LOW      CASH DIVIDENDS
                                                              --------   --------   ---------------
Fiscal Year Ended December 31, 1999:
  Third Quarter (from July 28, 1999)........................    $17 1/4    $14           $0.14
  Fourth Quarter............................................    $15 11/16   $11 3/8      $0.14

Fiscal Year Ending December 31, 2000:
  First Quarter.............................................    $14 3/16   $ 9           $0.14
  Second Quarter (through April 7, 2000)....................    $17 7/16   $16 9/16         --

    On March 31, 2000, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price of the Shares on the NYSE Composite Transactions Tape was $13 1/8 per Share. On April 7, 2000, the last full trading day before commencement of the Offer, the last reported sales price of the Shares on the NYSE Composite Transactions Tape was $16 11/16 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NYSE LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

    MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

    NYSE LISTING. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of publicly held Shares falls below 600,000, the total number of holders of Shares falls below 400 (or below 1,200 if the average monthly trading volume is below 100,000 Shares for the most recent 12 months) or the Company's average total global market capitalization over a consecutive 30-trading day period is less than $15,000,000. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of more than 10% or more of the Shares, ordinarily will not be considered as being publicly held for this purpose. According to the Company, as of March 29, 2000, there were 55,000,000 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the Shares are no longer listed, the market for Shares could be adversely affected.

    If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interests in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act as described below, and other factors.

    EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit-recovery provisions of
Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

    MARGIN REGULATIONS. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "FEDERAL RESERVE BOARD"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.  CERTAIN INFORMATION CONCERNING THE COMPANY

    The Company is a Delaware corporation with its principal offices at 8770 West Bryn Mawr Avenue, Chicago, IL 60631, telephone number (773) 399-3000. According to the Company's Annual Report for the fiscal year ended December 31, 1999, the Company is engaged in the manufacture and sale of aluminum and steel beverage cans for the soft drink, beer, fruit drink and tea markets.

    Set forth below is certain selected financial information with respect to the Company and its subsidiaries excerpted from the information contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports, other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information".

                       AMERICAN NATIONAL CAN GROUP, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                            YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------
                                                       1997           1998           1999
Income Statement Data:                             ------------   ------------   ------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net Sales........................................   $2,465,018     $2,458,849     $2,328,074
Operating Income From Continuing Operations......      112,462        200,905        220,761
Net Income.......................................       12,447        113,649        100,353
Net Income Per Share.............................         0.23           2.07           1.82

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1999
Balance Sheet Data:                                           ----------   ----------
                                                                  (IN THOUSANDS)
Total Current Assets........................................  $  743,600   $  577,096
Total Assets................................................   3,927,217    3,226,818
Total Current Liabilities...................................   1,270,469      683,734
Total Liabilities...........................................   2,360,399    2,159,125
Total Equity................................................   1,538,288    1,060,691

    CERTAIN COMPANY PROJECTIONS. During the course of discussions between representatives of Parent and the Company, the Company provided Parent or its representatives with certain non-public business and financial information about the Company. This information included the following projections of net sales, net income and earnings per share for the Company for the years 2000 through 2004:

                                                2000       2001       2002       2003       2004
                                              --------   --------   --------   --------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net Sales...................................   $2,492     $2,570     $2,668     $2,744     $2,825
Net Income..................................      101        119        134        152        173
Earnings Per Share..........................     1.83       2.16       2.44       2.77       3.14

    The Company has advised the Purchaser and Parent that it does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Offer to Purchase only because this information was provided to Parent. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with generally accepted accounting principles, and the Company's independent auditors have not examined or compiled the projections and accordingly assume no responsibility for them. The Company has advised the Purchaser and Parent that its internal financial forecasts (upon which the projections provided to Parent and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions made by management of the Company, with respect to industry performance (including expectations with respect to the pricing environment in the beverage packaging industry), forecasting on pension returns, general business, economic, market and financial conditions and other matters, including effective tax rates consistent with historical levels for the Company and expected debt payments, all of which are difficult to predict, many of which are beyond the Company's control, and none of which were subject to approval by Parent or the Purchaser. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Parent, the Purchaser, the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Parent, the Purchaser, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

    AVAILABLE INFORMATION. The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers, their remuneration, stock options and other matters, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in the Company's proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048 and Northwestern Atrium Center, 500

West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, DC 20549. The Commission also maintains a Web site on the Internet at http://www.sec.gov/ that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such information should also be available for inspection at the library of the NYSE, 20 Broad Street, New York, NY 10005.

    Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although Parent and the Purchaser do not have any knowledge that any such information is untrue, neither the Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.  CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER

    The Purchaser, a Delaware corporation that is a wholly owned indirect subsidiary of Parent, was organized to acquire the Company and has not conducted any unrelated activities since its organization. All outstanding shares of capital stock of the Purchaser are owned by Rexam Holding Company, a Delaware corporation ("RHC") and a wholly owned direct subsidiary of Rexam Inc. Rexam Inc. is a Delaware corporation ("RI") and a wholly owned direct subsidiary of Rexam Overseas Holdings Limited. Rexam Overseas Holdings Limited is a limited company organized under the laws of England and Wales ("ROHI") and a wholly owned direct subsidiary of Parent.

    Parent is a public limited company organized under the laws of England and Wales and is a global consumer packaging company. The principal office of Parent and ROHI is located at 4 Millbank, London SW1P 3XR, United Kingdom, telephone number 011-44-207-227-4100. The principal office of the Purchaser, RHC and RI is located at 4201 Congress Street, Suite 340, Charlotte, NC 28209, telephone number (704) 551-1500. ROHI is a holding company of Parent. RI either directly or through RHC, its Delaware holding company, owns all of Parent's indirect operating subsidiaries in the United States.

    The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I hereto.

    Except as described in this Offer to Purchase, none of the Purchaser, Parent, RHC, RI and ROHI (together, the "CORPORATE ENTITIES") or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of the Purchaser, Parent, RHC, RI or ROHI or any of the persons so listed, beneficially owns any equity security of the Company, and none of the Corporate Entities or, to the best knowledge of the Purchaser and Parent, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

    Except as described in this Offer to Purchase or the Schedule TO (as defined below), (a) there have not been any contacts, transactions or negotiations between the Corporate Entities, any of their respective subsidiaries or, to the best knowledge of the Purchaser and Parent, any of the persons listed in
Schedule I, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (b) none of the Corporate Entities or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

    Because the only consideration in the Offer and Merger is cash and the Offer covers all outstanding Shares, and in view of the absence of a financing condition and the amount of consideration payable in relation to the committed credit facility and other financial capacity of Parent and its affiliates, the Purchaser believes the financial condition of Parent and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

10. SOURCE AND AMOUNT OF FUNDS

    The Offer is not conditioned on any financing arrangements.

    The total amount of funds required by the Purchaser to purchase all outstanding Shares pursuant to the Offer and to pay fees and expenses related to the Offer and the Merger is estimated to be approximately $1,048,000,000. The Purchaser plans to obtain all funds needed for the Offer and the Merger through capital contributions or loans that will be made by Parent, either directly or through one or more wholly owned subsidiaries of Parent, to the Purchaser. Parent plans to make these contributions or loans through funds it will receive pursuant to a credit facility agreement between Parent, as borrower, ABN AMRO Bank N.V., Banque Nationale de Paris, Citibank N.A., Credit Suisse First Boston, HSBC Investment Bank plc, Lloyds TSB Capital Markets and Westdeutsche Landesbank Girozentrale, as Arrangers, Lloyds TSB Bank plc, as Agent, and the banks named in the Credit Agreement dated April 3, 2000, for the provision of a US$1.6 billion and [EURO]2 billion revolving credit facility (the "CREDIT AGREEMENT"), incorporating a guarantee to be granted by Parent in favor of each Finance Party (as defined in the Credit Agreement) in respect of all of the obligations of the Borrowers (as defined in the Credit Agreement) under the Finance Documents (as defined in the Credit Agreement).

    The foregoing description is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed as Exhibit (b) to the Tender Offer Statement on Schedule TO filed by Parent and the Purchaser with the Commission on the date hereof (the "SCHEDULE TO"). The Credit Agreement should be read in its entirety for a more complete description of the matters summarized above.

11. CONTACTS AND TRANSACTIONS WITH THE COMPANY; BACKGROUND OF THE OFFER

    From time to time prior to the Company's initial public offering on August 2, 1999 (the "Initial Public Offering"), the Principal Stockholder had expressed an interest in selling the Company, which was at that time a wholly owned subsidiary of the Principal Stockholder. Prior to the Initial Public Offering, Parent and the Principal Stockholder from time to time had inconclusive discussions in that regard.

    Following the Initial Public Offering, Rolf Borjesson, the Chief Executive Officer of Parent, on various occasions discussed Parent's interest in exploring a business combination involving the Company with Jean-Pierre Rodier, the Chief Executive Officer of the Principal Stockholder, as well as with Edward Lapekas, the Chairman and Chief Executive Officer of the Company.

    On February 8, 2000, the Company's financial advisor, Deutsche Bank, was informed by Rothschild & Cie Banque, the Principal Stockholder's financial advisor, of Parent's interest in exploring a merger between Parent and the Company in an all-stock transaction at an implied exchange ratio of the then-prevailing market prices of the two companies. On February 8, 2000, the closing price of the Shares was $12 per Share. In response to this inquiry, representatives of Deutsche Bank met with representatives of Schroders plc ("SCHRODERS") and Salomon Smith Barney Inc. ("SALOMON SMITH BARNEY"), Parent's financial advisors, on February 15, 2000, to further discuss Parent's proposal, and indicated that, based on the implied value of the proposal, such proposal would not be the basis for further discussions.

    On February 23, 2000, Mr. Borjesson sent the Company a letter indicating Parent's continued interest in exploring a business combination with the Company. Parent noted that it would be willing to pursue a transaction pursuant to which each Share would be exchanged for $13.60 in cash and $2.80 worth of Parent common stock per Share. Parent also stated that it would be willing to consider alternative forms of consideration, including a cash election transaction pursuant to which the Company's stockholders could elect to receive cash or stock in exchange for their shares, provided that no more than 80% of the aggregate consideration to be paid in exchange for Shares would be paid in cash. Mr. Borjesson called Mr. Lapekas later that day to inform him that Parent would also be willing to consider an all-cash transaction at $17.00 per share.

    On March 2, 2000, the financial and legal advisors to the Company met with the financial advisors of Parent and indicated that the Company's Board of Directors had met on February 24, 2000, and that it did not find a $17.00 per share offer compelling. Representatives from Deutsche Bank advised Parent to provide the Company with a revised proposal, including the highest price at which it would be prepared to make an offer.

    On March 7, 2000, at the direction of Parent, representatives of Salomon Smith Barney called to state Parent's willingness to explore a business combination with the Company at an all-cash price of $17.75 per Share, subject to among other terms, a need for a period of due diligence.

    Following the Company's Board meeting on March 6, 2000, Mr. Lapekas called Mr. Borjesson on March 7, 2000, to inform him that the Company was willing to promptly proceed with Parent, provided that Parent raised its indicated offer price. Parent indicated that it would be willing to pay $18.00 cash per Share.

    On March 10, 2000, Parent and the Company executed a Confidentiality Agreement (the "CONFIDENTIALITY AGREEMENT").

    During the week of March 13, 2000, representatives of Parent and their advisors met with members of the Company's management and representatives from Deutsche Bank to conduct a review of the Company's business and operations. Also during this period, Parent conducted legal, business and financial due diligence with respect to the Company.

    On March 18, 2000, Parent's legal advisors provided drafts of an acquisition agreement and a stockholders agreement pursuant to which the Principal Stockholder would, among other things, agree to support the transaction with Parent. Parent stated that the execution of the stockholders agreement would be a condition for Parent's entry into the proposed transaction. Between March 18, 2000, and March 21, 2000, Parent's and the Company's respective legal advisors began negotiating the proposed draft of acquisition agreement.

    Parent, the Company, and their respective advisors continued negotiation of the acquisition agreement between March 21, 2000, and March 31, 2000, and an agreement was reached resulting in the Merger Agreement. Also during the period between March 21, 2000, and March 31, 2000, Parent, the Principal Stockholder and their respective advisors negotiated the terms of the stockholders agreement, and an agreement was reached resulting in the Stockholders Agreement.

    On March 29, 2000, Parent's Board of Directors approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, subject to the satisfactory negotiation of the merger agreement and stockholders agreement. On Friday afternoon, March 31, 2000, the Company's Board of Directors approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby. Subsequently, Parent and the Company executed the Merger Agreement, and Parent and Pechiney executed the Stockholders Agreement.

    On Monday morning, April 3, 2000, Parent and the Company issued a joint press release in the United States announcing the execution of the Merger Agreement.

    On April 10, 2000, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

    During the Offer Parent and the Purchaser intend to have ongoing contacts and negotiations with the Company and its directors, officers and stockholders.

12. PURPOSE OF THE OFFER; THE MERGER AGREEMENT; THE STOCKHOLDERS AGREEMENT; PLANS FOR THE COMPANY

    PURPOSE

    The purpose of the Offer is to enable Parent to acquire control of the Company and to acquire the outstanding Shares. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

    THE MERGER AGREEMENT

    The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", the Purchaser will be merged with and into the Company, with the Company being the surviving corporation, and each issued Share (other than Shares owned by Parent, the Purchaser or the Company or a subsidiary of Parent, the Purchaser or the Company or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest thereon.

    VOTE REQUIRED TO APPROVE MERGER. The DGCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved and found advisable by the Board of Directors of the Compamy and, if the "short-form" merger procedure described below is not available, approved by the holders of a majority of the Company's outstanding voting securities. The Board of Directors of the Company has approved the Offer, the Merger and the Merger Agreement; consequently, the only additional action of the Company that may be necessary to effect the Merger is adoption of the Merger Agreement by the Company's stockholders if such "short-form" merger procedure is not available. If required by the DGCL, the Company will call and hold a meeting of its stockholders promptly following the consummation of the Offer for the purposes of voting upon the adoption of the Merger Agreement. At any such meeting all Shares then owned by Parent or the Purchaser will be voted in favor of the adoption of the Merger. If the Purchaser acquires--through the Offer, the Merger Agreement, the Stockholders Agreement or otherwise--voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of the Company.

    The DGCL also provides that, if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company may merge that subsidiary into the parent company, or the parent company may merge itself into that subsidiary, pursuant to the "short-form" merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the DGCL, the Purchaser would have to own at least 90% of the outstanding Shares. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser intends to effect the Merger without prior notice to, or any action by, any other stockholder of the Company.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following: (a) the Company's stockholders shall have given the Company Stockholder Approval (as defined below under "Termination of the Merger Agreement"), if required by applicable law, and the approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement by the affirmative vote of the holders of a majority of Parent's outstanding ordinary shares to the extent required by the rules of the London Stock Exchange ("PARENT SHAREHOLDER APPROVAL") shall have been obtained; (b)(i) any requisite waiting period (and any extension thereof) applicable to the Merger under the HSR Act and any other applicable competition, merger, control, antitrust or similar law or regulation shall have been terminated or shall have expired, (ii) the European Commission shall have declared, in terms, taken together with those in clause (iii)(B) below, that are not materially commercially unreasonable in the aggregate, that the concentration is compatible with the common market pursuant to Article 6(1)(b) or Article 8(2) of Council Regulation (EEC) No. 4064/89 (as amended by Council Regulation (EC) No. 1310/97) (the "REGULATION"), and (iii) in the event that a request under Article 9(2) of the Regulation has been made by one or more European Union or European Free Trade Area ("EFTA") states, (A) the European Commission shall have indicated that it does not intend to refer the proposed acquisition, or any aspect thereof, to a competent authority of such state in accordance with Article 9 of the Regulation or (B) if such referral is made, the state(s) shall have resolved their investigations, in terms, taken together with those in clause (ii) above, that are not materially commercially unreasonable in the aggregate, or any applicable waiting period(s) shall have expired; (c) no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, "LEGAL RESTRAINTS") that has the effect of preventing the consummation of the Merger shall be in effect; PROVIDED, HOWEVER, that each of the parties shall have used commercially reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as practicable any injunction or other order that may be entered; and
(d) the Purchaser shall have previously accepted for payment and paid for the Shares pursuant to the Offer.

    TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the effective time of the Merger (the "EFFECTIVE TIME"), whether before or after adoption of the Merger Agreement by the stockholders of the Company or the shareholders of Parent:

        (a) by mutual written consent of Parent, the Purchaser and the Company;

        (b) by either Parent or the Company:

           (i) if the Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to October 25, 2000; PROVIDED that this right to terminate the Merger Agreement is not available to any party whose breach of the Merger Agreement has been a principal reason the Offer has not been consummated by such date;

           (ii) if any domestic or foreign government or any court, administrative agency or commission or other governmental or regulatory authority or agency (a "GOVERNMENTAL ENTITY") shall have issued an order, injunction or other decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for the Shares pursuant to the Offer or the Merger and such order, injunction, decree or ruling or other action shall have become final and nonappealable; or

           (iii) if the Parent Shareholder Approval shall not have been obtained at the Parent shareholders meeting duly convened therefor or at any adjournment or postponement thereof;

        (c) by Parent (i) if the Board of Directors of the Company or any committee thereof shall have (A) withdrawn or modified its recommendation of the Merger Agreement, the Offer or the Merger or (B) failed to confirm its recommendation to the Company's stockholders that they accept the Offer and give the Company Stockholder Approval within four business days after a written request by Parent that it do so if such request is made following the making of a Takeover Proposal (as defined below under "Takeover Proposals"); PROVIDED that Parent may not make more than one such request in respect of a Takeover Proposal unless such proposal has been materially modified or (ii) if another person, other than the Principal Stockholder, shall have acquired more than 15% of the outstanding Shares. "COMPANY STOCKHOLDER APPROVAL" means approval of the Merger by an affirmative vote of the holders of a majority of the outstanding Shares;

        (d) prior to the Specified Date (as defined below under "Takeover Proposals") by Parent (i) if the Company shall have breached any of its representations, warranties or covenants contained in the Merger Agreement, which breach would give rise to the failure of a condition set forth in paragraph (d) or (e) of Section 14 hereof, and which breach has not been or is incapable of being cured by the Company within 20 business days after its receipt of written notice thereof from Parent, or (ii) if any suit, action or proceeding set forth in paragraph (a) of Section 14 hereof shall have prevailed and become final and nonappealable;

        (e) prior to the Specified Date by the Company (i) if any of Parent's representations and warranties contained in the Merger Agreement shall not be true and correct, except for such failures to be true and correct that (without giving effect to any limitation as to "materiality" set forth therein), individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Parent or that prevent or materially impede or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, which failure has not been or is incapable of being cured by Parent within 20 business days after its receipt of written notice thereof from the Company, or (ii) if the Board of Directors of Parent or any committee thereof shall have withdrawn or modified the recommendation of such Board of Directors of the Merger Agreement, the Offer or the Merger; or

        (f) prior to the Specified Date by the Company in the circumstances described below under "Takeover Proposals" in which such termination is permitted, subject to compliance by the Company with the notice provisions described below and the termination fee and expense reimbursement provisions described below.

    TAKEOVER PROPOSALS. The Merger Agreement provides that the Company will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any director, officer or employee of, or any investment banker, attorney, accountant or other advisor or representative of, the Company or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action to facilitate, any Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in any effort or attempt by any person with respect to, any Takeover Proposal; PROVIDED that at any time prior to the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer (the "SPECIFIED DATE"), the Board of Directors of the Company may, in response to a Superior Proposal (as defined below) or a bona fide Takeover Proposal that such Board of Directors determines in good faith is reasonably likely to lead to a Superior Proposal (a "LIKELY SUPERIOR PROPOSAL"), in each case that was unsolicited and that did not otherwise result from a breach of this provision, and subject to compliance with the notification obligations described below, (x) furnish information with respect to the Company and its subsidiaries to the person making such Superior Proposal or Likely Superior Proposal (and its representatives) pursuant to a customary confidentiality agreement (which confidentiality agreement contains terms that are no less favorable to the Company than the terms of the Confidentiality Agreement dated March 10, 2000, between Parent and the Company (as it may be amended from time to time); and (y) participate in discussions or negotiations with the person making such Superior Proposal or Likely Superior Proposal (and its representatives) regarding such Superior Proposal or Likely Superior Proposal.

    "SUPERIOR PROPOSAL" means any offer not solicited by the Company made by a third party to consummate a tender offer, exchange offer, merger, consolidation or similar transaction which would result in such third party (or its shareholders) owning, directly or indirectly, more than 50% of the Shares then outstanding (or of the surviving entity in a merger) or all or substantially all of the assets of the Company and its subsidiaries and otherwise on terms which the Board of Directors of the Company determines in good faith (following receipt of the advice of a financial advisor of nationally recognized reputation) to provide consideration to the holders of Shares with a greater value than the consideration payable in the Merger, taking into account any changes to the terms of the Merger Agreement proposed in writing by Parent in response to such Superior Proposal or otherwise.

    "TAKEOVER PROPOSAL" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 15% or more of the assets of the Company and its subsidiaries, taken as a whole, or 15% or more of any class or series of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class or series of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

    The Merger Agreement further provides that, except as described below, neither the Board of Directors of the Company nor any committee thereof may
(i) withdraw (or modify in a manner adverse to Parent or the Purchaser) or propose to withdraw (or modify in a manner adverse to Parent or the Purchaser) the approval or recommendation by such Board of Directors or any such committee of the Merger Agreement, the Offer or the Merger, (ii) adopt, approve or recommend, or propose to adopt, approve or recommend, any Takeover Proposal,
(iii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (each, an "ACQUISITION AGREEMENT") constituting or related to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal (other than a confidentiality agreement referred to above and entered into under the circumstances described above) or
(iv) agree or resolve to take any of the actions set forth in clauses (i),
(ii) or (iii) of this sentence. Notwithstanding the foregoing, at any time prior to the Specified Date, the Board of Directors of the Company may, in response to a Superior Proposal that was unsolicited and that did not otherwise result from a breach of the Company's obligations described above, withdraw or modify the recommendation by such Board of Directors of the Merger Agreement, the Offer or the Merger or terminate the Merger Agreement, if such Board of Directors determines in good faith (after consultation with outside counsel) that its fiduciary obligations require it to do so (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any Acquisition Agreement with respect to any Superior Proposal), but only at a time that is prior to the Specified Date and is after the fourth business day following Parent's receipt of written notice advising Parent that the Board of Directors of the Company is prepared to accept a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal.

    In addition to the obligations of the Company described in the preceding three paragraphs, the Merger Agreement provides that the Company will promptly (and in no event later than 72 hours) advise Parent orally and in writing of any request for information that the Company reasonably believes could lead to or contemplates a Takeover Proposal or of any Takeover Proposal, or any inquiry the Company reasonably believes could lead to any Takeover Proposal, the terms and conditions of such request, Takeover Proposal or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the person making any such request, Takeover Proposal or inquiry. The Company shall promptly keep Parent informed in all material respects of the status and details (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry.

    The Merger Agreement provides that the provisions described above will not prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with applicable law; PROVIDED, HOWEVER, that neither the Company nor the Board of Directors of the Company nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger Agreement, the Offer or the Merger (unless it is permitted to do so as described above) or adopt, approve or recommend, or propose to adopt, approve or recommend, any Takeover Proposal.

    FEES AND EXPENSES; TERMINATION FEE. The Merger Agreement provides that except as set forth below, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

    In the event that (i) (A) a Takeover Proposal shall have been publicly proposed or publicly announced or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make a Takeover Proposal, (B) thereafter the Merger Agreement is terminated by either Parent or the Company as described above in paragraph (b)(i) under "Termination of the Merger Agreement" and (C) within 12 months after such termination, the Company or any of its subsidiaries enters into any Acquisition Agreement with respect to, or consummates, any Takeover Proposal, (ii) (A) the Merger Agreement is terminated by Parent as described above in paragraph (c)(ii) under "Termination of the Merger Agreement" and (B) within 12 months after such termination, the Company or any of its subsidiaries enters into any Acquisition Agreement with respect to, or consummates, any Takeover Proposal, or (iii) the Merger Agreement is terminated by Parent as described above in paragraph (c)(i) under "Termination of the Merger Agreement" or by the Company as described in paragraph (f) under "Termination of the Merger Agreement", then the Company shall pay Parent a fee equal to $35,000,000 (the "TERMINATION FEE") by wire transfer of same day funds, in the case of a payment as a result of any event referred to in subsection (i)(C) or subsection (ii)(B) above, upon the first to occur of such events and in the case of a payment as a result of any event referred to in subsection (iii) above, promptly but in no event later than the date of such termination); PROVIDED, HOWEVER, that for purposes of subsections
(i) (C) and (ii)(B) of this paragraph, the references to "15%" in the definition of "Takeover Proposal" shall be deemed to be references to "50%". The parties have agreed that if the party that is required to pay (the "PAYING PARTY") pursuant to this or the following two paragraphs fails promptly to pay the amounts due as described in this paragraph and, in order to obtain such payment, the other party commences a suit that results in a judgment against the Paying Party for the amounts set forth in this or either of the following two paragraphs, as applicable, the Paying Party shall pay to the other party interest on the amounts at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

    The Company shall reimburse Parent and the Purchaser for all their expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (i) in the event the Merger Agreement is terminated in the circumstances described in subsections
(i) or (ii) of the immediately preceding paragraph, upon the first to occur of the events referred to in sections (i)(C) or (ii)(B) of the immediately preceding paragraph, as applicable, or (ii) in the event the Merger Agreement is terminated in the circumstances described in subsection (iii) of the immediately preceding paragraph, promptly, but in no event later than the date of such termination; PROVIDED that the aggregate amount of such reimbursement together with the Termination Fee shall not exceed $50,000,000 in the aggregate.

    Parent shall pay $15,000,000 to the Company (i) in the event the Merger Agreement is terminated by Parent as described above in paragraph (b)(iii) under "Termination of the Merger Agreement", promptly, but in no event later than the date of such termination, or (ii) in the event the Merger Agreement is terminated by the Company as described above in either paragraph (b)(iii) or paragraph (e)(ii) under "Termination of the Merger Agreement", within two business days after such termination, so long as, in either case, the Company is not in breach of any of its representations, warranties or covenants contained in the Merger Agreement, which breach would give rise to a failure of a condition set forth in paragraph (d) or (e) of
Section 14 hereof.

    CONDUCT OF BUSINESS. The Merger Agreement provides that during the period from the date of the Merger Agreement to the Effective Time, except (i) as consented to in writing by Parent, (ii) as specifically contemplated by the Merger Agreement or (iii) as disclosed on the Company's disclosure schedule to the Merger Agreement, the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and use their commercially reasonable efforts to comply with all applicable laws, rules and regulations and, to the extent consistent therewith, use their commercially reasonable efforts to preserve their assets and technology and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them in all material respects. Without limiting the generality of the foregoing, but subject to clauses (i), (ii) and (iii) above, the Company shall not, and shall not permit any of its subsidiaries to:

        (i) (w) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock except for cash dividends by a direct or indirect wholly owned subsidiary of the Company organized under the laws of any jurisdiction other than any European subsidiary of the Company to its parent, (x) purchase, redeem or otherwise acquire any shares of capital stock or any other securities of the Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities or (z) liquidate or merge with any subsidiaries of the Company;

        (ii) issue, deliver, sell, pledge or otherwise transfer or encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any such shares, voting securities or convertible securities or any stock appreciation rights or other rights that are linked to the price of the Shares (other than the issuance of Shares upon the exercise of Company Stock Options (as defined in the Merger Agreement) that were in existence on March 31, 2000);

        (iii) amend its certificate of incorporation or by-laws (or similar organizational documents);

        (iv) directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by any other manner, any assets constituting a business or any corporation, partnership, joint venture or association or other entity or division thereof, or any direct or indirect interest in any of the foregoing, or (B) any assets other than purchases of assets in the ordinary course of business consistent with past practice;

        (v) directly or indirectly sell, lease, license, sell and leaseback, mortgage or otherwise encumber or subject to any pledge, claim, lien, charge, encumbrance or security interest of any kind or otherwise dispose of any of its properties or assets or any interest therein, except sales of
    (i) inventory and obsolete assets in the ordinary course of business consistent with past practice and (ii) immaterial assets in the ordinary course of business consistent with past practice;

        (vi) (x) repurchase, accelerate, prepay or incur any indebtedness or guarantee any indebtedness of another person or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for (A) short-term borrowings incurred in the ordinary course of business consistent with past practice, (B) borrowings under existing credit facilities of the Company or any of its subsidiaries up to the existing borrowing limit on March 31, 2000, or (C) any acceleration of the indebtedness of the Company and its subsidiaries occurring as a result of the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or by the Stockholders Agreement (PROVIDED, HOWEVER, that with respect to this paragraph (vi)(x), such borrowings at any month end shall not exceed by more than $50,000,000 in the aggregate the maximum amount for any month end set forth in the Company's current 2000 budget), (y) make any loans, advances or capital contributions to, or investments in, any other person, other than the Company or any direct or indirect wholly owned subsidiary of the Company, other than in the ordinary course of business consistent with past practice and not materially greater than the amounts, if any, set forth in the Company's current 2000 budget or (z) enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company against fluctuations in commodities prices or current exchange rates, except agreements or arrangements in respect of contractual commitments of the Company entered into in the ordinary course of business consistent with past practice;

        (vii) incur or commit to incur any capital expenditures, whether by acquisition or internal investment, or any obligations or liabilities in connection therewith, in excess of $3,000,000 individually or $6,000,000 in the aggregate above expenditures that are consistent (as to amount) and not materially inconsistent (as to timing) with the Company's current capital budget for 2000;

        (viii) pay, discharge, settle or satisfy any claims (including claims of stockholders), liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $5,000,000 in the aggregate other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of the Merger Agreement of claims, liabilities or obligations reflected, reserved against or otherwise disclosed in the most recent audited financial statements (or the notes thereto) of the Company included in documents the Company has filed with the Commission (for amounts not in excess of such reserves or as otherwise disclosed) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or waive, release, grant or transfer any right of material value, other than in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party;

        (ix) (A) grant to any employee, officer, director, consultant or independent contractor of the Company or any of its subsidiaries any increase in cash compensation or pay any bonus, other than in the ordinary course of business consistent with past practice to persons that are not directors or Primary Company Executives (as defined in the Merger Agreement), (B) grant to any employee, officer, director, consultant or independent contractor of the Company or any of its subsidiaries any increase in severance or termination pay, (C) establish, adopt, enter into or amend any Company Benefit Agreement, (D) establish, adopt, enter into or amend in any material respect any collective bargaining agreement (except that the collective bargaining agreements covering the Oklahoma City, Valparaiso or Whitehouse plants may be adopted after prior notification to Parent) or Company Benefit Plan (as defined in the Merger Agreement),
    (E) take any action to accelerate any rights or benefits, take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Agreement (as defined in the Merger

    Agreement) or Company Benefit Plan, or make any material determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement or Company Benefit Plan or Company Benefit Agreement, other than as provided below under "Stock Options", including any payment of cash pursuant thereto or (F) amend or modify or grant any Company Stock Option, in each case above other than (i) changes that are required by applicable law or (ii) to satisfy obligations existing as of March 31, 2000;

        (x) fail to maintain insurance existing at March 31, 2000, at substantially comparable levels;

        (xi) transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Intellectual Property Rights (as defined in the Merger Agreement) of the Company and its subsidiaries other than in the ordinary course of business consistent with past practices; PROVIDED that in no event shall the Company license on an exclusive basis or sell any Intellectual Property Rights of the Company or its subsidiaries;

        (xii) enter into or amend any agreements pursuant to which any person is granted exclusive marketing, manufacturing or other rights with respect to any material Company product, process or technology;

        (xiii) except insofar as may be required by a change in generally accepted accounting principles in the United States or generally accepted accounting principles of the applicable jurisdiction or changes in applicable law, make any changes in accounting methods, principles or practices;

        (xiv) take any action that would reasonably be expected to result in
    (A) any representation and warranty of the Company set forth in the Merger Agreement that is qualified as to materiality becoming untrue, (B) any such representation and warranty that is not so qualified becoming untrue in any material respect or (C) any condition to the Offer or the Merger not being satisfied;

        (xv) transfer, encumber or redeem any shares of capital stock of Nacanco Holding Europe or Nacanco Holding France; or

        (xvi) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

    BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board of Directors of the Company (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by the Purchaser bears to (ii) the number of such Shares outstanding, and the Company shall, at such time, cause the Purchaser's designees to be so elected; PROVIDED, HOWEVER, that in the event that the Purchaser's designees are appointed or elected to the Board of Directors of the Company, until the Effective Time the Board of Directors of the Company shall have at least three directors who were Directors on March 31, 2000, and who are not officers of the Company or representatives of any affiliates of the Company (the "INDEPENDENT DIRECTORS"); and PROVIDED FURTHER that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers, stockholders or affiliates of the Company, Parent or the Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company shall take all action requested by Parent necessary to effect any such election. In connection with the foregoing, the Company has agreed to promptly, at the option of the Purchaser, either increase the size of the Board of Directors of the Company or obtain the resignation of such number of its directors as is necessary to enable the Purchaser's designees to be elected or appointed to the Board of Directors of the Company as provided above.

    Prior to the Effective Time, the Company shall cause each member of its Board of Directors, other than the Purchaser's designees, to execute and deliver a letter effectuating his or her resignation as a director effective immediately prior to the Effective Time.

    STOCK OPTIONS. The Merger Agreement provides that the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans (as defined in the Merger Agreement)) shall adopt such resolutions or take such other actions (if any) as may be required to provide that (i) each Company Stock Option, whether vested or unvested, shall be canceled effective immediately after the earlier of the Specified Date if upon closing of the Offer Parent owns directly or indirectly at least 80% of the Shares and the Effective Time, with the holder thereof becoming entitled to receive an amount of cash equal to the product of (x) the excess, if any, of (A) the price per Share paid pursuant to the Offer over (B) the exercise price per Share subject to such Company Stock Option, multiplied by (y) the number of Shares issuable pursuant to the unexercised portion of such Company Stock Option less any tax withholding required by the Code or any provision of state or local law and (ii) at the earlier of the Specified Date if upon closing of the Offer Parent owns directly or indirectly at least 80% of the Shares and the Effective Time, each deferred stock unit, conversion share, restricted stock obligation and performance share under the Stock Compensation Conversion Plan, Directors' Stock Plan, Directors' Pension Conversion Plan and 1999 Long-Term Stock Incentive Plan (collectively, the "STOCK AWARDS") shall fully vest and become immediately payable or distributable and immediately following the earlier of the Specified Date if upon closing of the Offer Parent owns directly or indirectly at least 80% of the Shares and the Effective Time, each Stock Award shall be canceled and the holder thereof shall be entitled to receive an amount in cash equal to the product of
(x) the price per Share paid pursuant to the Offer, multiplied by (y) the number of Shares subject to such Stock Award, less any tax withholding required under the Code or any provision of state or local law. All amounts payable pursuant to the above arrangements shall be paid no later than two business days following the earlier of the Specified Date, if upon closing of the Offer Parent owns directly or indirectly at least 80% of the Shares, and the Effective Time. The Company has agreed to use its reasonable efforts to take all actions determined to be necessary to effectuate the foregoing as mutually agreed by Parent and the Company. Prior to the Effective Time, the Company Board of Directors (or, if appropriate, any committee administering the Company Stock Plans) shall take or cause to be taken such actions as are required to cause (x) the Company Stock Plans to terminate as of the Effective Time, subject to the prior satisfaction of all obligations thereunder and (y) the provisions in any other Company Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest on or following the Effective Time in respect of any capital stock of the Company to be deleted as of the Effective Time.

    BENEFITS MATTERS. The Merger Agreement provides that, from and after the Specified Date, Parent shall, and shall cause the Company following the Effective Time to, honor in accordance with their respective terms the Company Benefit Plans, Company Benefit Agreements and all of the Company's other employee benefit, compensation, employment, severance and termination agreements, plans and policies, including any rights or benefits arising as a result of the transactions contemplated by the Merger Agreement (either alone or in combination with any other event); it being agreed and acknowledged by Parent that the transactions contemplated by the Merger Agreement constitute a "change of control" for all purposes under all such agreements, plans and policies.

    The Merger Agreement provides that, for all purposes under the employee benefit plans of Parent and its affiliates providing benefits to any current employees of the Company or any of its subsidiaries

(the "COMPANY EMPLOYEES") after the Effective Time, each Company Employee shall be credited with his or her years of service with the Company and its affiliates (and any predecessor entities thereof) before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time (or if earlier, the Specified Date), to credit for such service under any similar Company Benefit Plans, except for purposes of benefit accrual under defined benefit pension plans to the extent giving such credit would result in a duplication of accrued benefits in respect of the same period of service. Parent will, or will cause its subsidiaries to provide each Company Employee with credit for any co-payments and deductibles incurred prior to the Effective Time (or such earlier or later transition date to new welfare benefits plans) for the calendar year in which the Effective Time (or such earlier or later transition date) occurs, in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that the Company Employees are eligible to participate in after the Effective Time.

    Parent has also agreed in the Merger Agreement that, during the period from the Specified Date until December 31, 2001 (the "CONTINUATION PERIOD"), the Company Employees shall continue to be provided with benefits under employee benefit plans that are no less favorable in the aggregate to those provided to such employees by the Company and its subsidiaries immediately prior to the Specified Date (other than equity or equity based programs). During the Continuation Period, Parent shall, or shall cause the Company following the Effective Time to, honor and continue the Company's severance plans including the severance benefits plan enhancements thereto as in effect on March 31, 2000, without amendment or modification.

    At the Effective Time, Parent and the Company will establish a retention bonus pool in the amount of approximately $13,000,000 to be allocated among the Company's employees and members of senior management.

    The agreements described in this subsection "Benefits Matters" shall not be construed to prevent the termination of employment of any individual Company Employee or, subject to the limitations of the preceding paragraphs in this subsection, any change in the employee benefits available to any individual Company Employee or the amendment or termination of any particular Company Benefit Plan, Company Benefit Agreement or other employee benefit plan, program, policy or arrangement to the extent permitted by its terms as in effect immediately prior to the Specified Date.

    OPTION TO PURCHASE IDENTIFIED ASSETS. The Merger Agreement provides that at Parent's option, Parent or one or more of its subsidiaries may purchase immediately preceding the purchase of Shares pursuant to the Offer, at or prior to which time the Minimum Condition shall have been satisfied, all other conditions of the Offer shall be deemed satisfied or waived and Parent shall have unconditionally committed to close the Offer, any of the assets of the Company or its subsidiaries; provided that the completion of the Offer shall be a condition subsequent to any such purchase. To exercise this option, Parent must notify the Company in writing and such notification will identify the assets to be purchased. Parent or its affiliates will purchase the assets by providing to the person transferring the assets consideration equal to the purchased assets' mutually agreed fair market value. Such consideration may take the form of cash, notes, securities, assumption of liabilities or such other forms as determined in Parent's sole discretion.

    INDEMNIFICATION AND INSURANCE. Parent and the Purchaser have agreed in the Merger Agreement that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing at March 31, 2000, in favor of the then current or former directors or officers of the Company and its subsidiaries as provided in their respective certificates of incorporation or by-laws (or similar organizational documents) shall be assumed by the surviving corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

    In the event that the surviving corporation in the Merger or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the surviving corporation assume the obligations described in this section "Indemnification and Insurance".

    In the Merger Agreement, Parent has agreed that for six years after the Effective Time, Parent shall maintain in effect the Company's current directors' and officers' liability insurance covering each person currently covered by the Company's directors' and officers' liability insurance policy for acts or omissions occurring prior to the Effective Time on terms with respect to such coverage and amounts no less favorable in any material respect to such directors and officers than those of such policy as in effect on the date of the Merger Agreement; PROVIDED that (i) Parent may substitute therefor policies of a reputable insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the insurance coverage otherwise required by this provision of the Merger Agreement, and (ii) in no event shall Parent be required to pay aggregate premiums for insurance described in this paragraph in excess of 150% of the amount of the aggregate premiums paid by the Company for 1999 for such purpose; PROVIDED FURTHER that Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 150% amount. The Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless each present and former director and officer of the Company and each subsidiary of the Company (the "INDEMNIFIED PARTIES") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as a director or officer occurring before the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (i) the Company shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company, promptly after statements therefor are received, and (ii) the Company shall cooperate in the defense of any such matter; PROVIDED, HOWEVER, that the Company shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and PROVIDED FURTHER that the Company shall not be obligated pursuant to the obligations described in this paragraph to pay the fees and expenses of more than one counsel (and one local counsel) for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action. The provisions described in this paragraph are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives.

    COMMERCIALLY REASONABLE EFFORTS; NOTIFICATION. The Merger Agreement provides that each of the parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholders Agreement, including using all commercially reasonable efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions to the Offer and the Merger to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings, including the making of all filings under the HSR Act and the European antitrust laws as promptly as reasonably practicable, and in any event, within 15 business days after March 31, 2000, and
(iii) the obtaining of all necessary consents, approvals or waivers from third parties. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement, the

Stockholders Agreement, the Offer, the Merger or any of the other transactions contemplated thereby, use its commercially reasonable efforts to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement or the Stockholders Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement or the Stockholders Agreement and otherwise to minimize the effect of such statute or regulation on the Merger Agreement or the Stockholders Agreement, the Offer, the Merger and the other transactions contemplated thereby. The Company and Parent shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated thereby and work cooperatively in connection with obtaining any such waivers, consents, approvals, orders and authorizations, including, without limitation: (i) promptly notifying the other of, and if in writing, furnishing the other with copies of (or, in the case of material oral communications, advise the other orally of) any communications from or with any Governmental Entity with respect to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement,
(ii) permitting the other party to review and discuss in advance, and considering in good faith the views of one another in connection with, any proposed written (or material proposed oral) communication with any Governmental Entity, (iii) not participating in any meeting with any Governmental Entity unless it consults with the other party in advance and to the extent permitted by such Governmental Entity gives the other party the opportunity to attend and participate thereat, (iv) furnishing the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any Governmental Entity with respect to the Merger Agreement, the Offer and the Merger, and (v) furnishing the other party with such necessary information and reasonable assistance as such other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any Governmental Entity. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this paragraph as "outside counsel only". Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in the Merger Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or
(ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; PROVIDED that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties, including representations relating to corporate existence and power; capitalization; corporate authorizations; subsidiaries; Commission filings; absence of certain changes; contracts; absence of undisclosed liabilities; government authorizations; litigation; compliance with laws; employment agreements; labor matters; environmental matters; taxes; intellectual property; accuracy of certain disclosures; and the opinion of the Company's financial advisor.

    Certain representations and warranties in the Merger Agreement made by the Company and Parent are qualified as to "materiality" or "material adverse effect". For purposes of the Merger Agreement and the Offer, the term "MATERIAL ADVERSE EFFECT" means any state of facts, change, development, effect, event, condition or occurrence that is materially adverse to the business, assets, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, other than adverse changes resulting from conditions, circumstances or changes affecting the beverage packing industry in general and not the Company specifically.

    PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. The Merger Agreement may be amended by the parties at any time, whether before or after the Company Stockholder Approval or the Parent Shareholder Approval has been obtained; PROVIDED that, after the purchase of Shares pursuant to the Offer, no amendment shall be made which decreases the Offer Price and, after the Company Stockholder Approval or the Parent Shareholder Approval has been obtained, there shall be made no amendment that by law requires further approval by the Company's stockholders or Parent's shareholders without the further approval of the Company's stockholders or Parent's shareholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto. Following the election or appointment of the Purchaser's designees to the Company's Board of Directors as described above and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office shall be required by the Company to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement or (iii) extend the time for performance of Parent's and the Purchaser's respective obligations under the Merger Agreement.

    At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant thereto or (c) waive compliance with any of the agreements or conditions contained therein; PROVIDED that after the Company Stockholder Approval or the Parent Shareholder Approval has been obtained, there shall be made no waiver that by law requires further approval by the Company's stockholders or Parent's shareholders without the further approval of the Company's stockholders or Parent's shareholders. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure or delay by any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to the Merger Agreement of any of its rights under the Merger Agreement preclude any other or further exercise of such rights or any other rights under the Merger Agreement.

    The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

    THE STOCKHOLDERS AGREEMENT

    Pursuant to the Stockholders Agreement, the Principal Stockholder has agreed:

    (a) At any meeting of the stockholders of the Company called to vote upon the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, or at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent, adoption or other approval (including by written consent solicitation) with respect to the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement is sought, the Principal Stockholder shall vote (or cause to be voted) all of the 25,000,000 Shares owned by the Principal Stockholder on March 31, 2000, together with any other shares of capital stock or other voting securities acquired after March 31, 2000, and during the term of the Stockholders Agreement (the "SUBJECT SHARES") (owned of record or beneficially) in favor of, and shall consent in writing to (or cause to be consented in writing to), the adoption of the Merger Agreement and the approval of the terms thereof and of the Merger and each of the other transactions contemplated by the Merger Agreement.

    (b) At any meeting of the stockholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent, adoption or other approval (including by written consent solicitation) is sought, the Principal Stockholder shall vote (or cause to be voted) all the Subject Shares (owned of record or beneficially) against, and shall not consent in writing to (and shall cause not to be consented in writing to), any of the following (or any agreement to enter into, effect, facilitate or support any of the following): (i) any Takeover Proposal or transaction or occurrence that if proposed and offered to the Company or its stockholders (or any of them) would constitute a Takeover Proposal (collectively, "ALTERNATIVE TRANSACTIONS") or (ii) any amendment of the Company's Certificate of Incorporation or By-laws or other proposal, action or transaction involving the Company or any of its subsidiaries or any of its stockholders, which amendment or other proposal, action or transaction could reasonably be expected to prevent or materially impede or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by the Stockholders Agreement, or change in any manner the voting rights of the Shares (collectively, "FRUSTRATING TRANSACTIONS").

    (c)(1) The Principal Stockholder shall tender all the Subject Shares pursuant to the Offer. Such tender shall be made promptly, and in any event no later than the fifth business day following commencement of the Offer. The Principal Stockholder shall not withdraw any Subject Shares tendered pursuant to the Offer prior to the termination of the Merger Agreement. The obligation of the Principal Stockholder to tender and not withdraw the Subject Shares is conditioned only upon lawful commencement of the Offer and otherwise is unconditioned.

    (2) Other than pursuant to the Stockholders Agreement, the Principal Stockholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "TRANSFER") or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, or the creation or offer of any derivative security in respect of, any Subject Shares, to or with any person other than pursuant to the Offer and the Merger or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares, and shall not commit or agree to take any of the foregoing actions. The Principal Stockholder shall not, nor shall the Principal Stockholder permit any entity under the Principal Stockholder's control to, deposit any Subject Shares in a voting trust.

    (d) The Principal Stockholder shall not, nor shall the Principal Stockholder permit any of its subsidiaries to, nor shall it authorize or permit any director, officer or employee of the Principal Stockholder or any of its subsidiaries or any investment banker, attorney, accountant or other advisor or representative of the Principal Stockholder or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action to facilitate, any Takeover Proposal or Frustrating Transaction,
(ii) enter into any agreement with respect to any Takeover Proposal or Frustrating Transaction or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in any effort or attempt by any person with respect to, any Takeover Proposal or Frustrating Transaction.

    (e)(i) The Principal Stockholder shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Stockholders Agreement and the Merger Agreement. The Principal Stockholder shall not commit or agree to take any action inconsistent with the transactions contemplated by the Stockholders Agreement or the transactions contemplated by the Merger Agreement.

    (ii) The Principal Stockholder shall not, nor shall the Principal Stockholder permit any of its subsidiaries to, nor shall it authorize or permit any director, officer or employee of the Principal Stockholder or any of its subsidiaries or any investment banker, attorney, accountant or other advisor or representative of the Principal Stockholder or any of its subsidiaries to, directly or indirectly, issue any press release or make any other public statement with respect to the Merger Agreement, the Stockholders Agreement, the Offer, the Merger or any of the other transactions contemplated by the

Merger Agreement or any of the transactions contemplated by the Stockholders Agreement without prior consultation with Parent, except as may be required by applicable law.

    (f) The Principal Stockholder waives any appraisal rights with respect to, or rights to dissent from, the Merger that the Principal Stockholder may have.

    (g)(i)(A) If the Merger Agreement is terminated under circumstances in which Parent is or may become entitled to receive the Termination Fee, as described above, and an Alternative Transaction is consummated within six months after the termination of the Stockholders Agreement, then the Principal Stockholder shall pay to Parent, upon the transfer of any Original Shares (as defined below) in connection with that Alternative Transaction, an amount equal to all of the cash profit associated with the consummation of such Alternative Transaction that is consummated within six months after the termination of the Stockholders Agreement. The cash profit associated with the consummation of such Alternative Transaction shall equal (x) the aggregate cash consideration paid in respect of the number of Original Shares sold by the Principal Stockholder as a result of the consummation of such Alternative Transaction, less (y) the product obtained by multiplying $18.00 by the number of shares owned by the Principal Stockholder on March 31, 2000 (the "ORIGINAL SHARES"), and sold by the Principal Stockholder as part of that Alternative Transaction.

    (ii) If the Effective Time occurs and Parent for any reason has increased the value of the cash consideration payable in the Offer and the Merger (or, if not the Offer and the Merger, such other transaction that is consummated with Parent), the Principal Stockholder shall pay to Parent an amount equal to:
(x) the aggregate cash consideration payable in respect of the number of Original Shares sold by the Principal Stockholder, less (y) the product obtained by multiplying $18.00 by the number of Original Shares sold by the Principal Stockholder.

    As part of the Stockholders Agreement, Parent has also agreed to cause the Company to enter into a termination agreement, in form and substance reasonably acceptable to the Principal Stockholder, terminating the Beer Bottle Technology Option Agreement between the Company and the Principal Stockholder dated
July 28, 1999, as soon as practicable after the Specified Date, but in no event later than five business days thereafter. As soon as practicable after the Specified Date, but in no event later than five business days thereafter, Parent has also agreed to cause the Company to enter into an amendment, in form and substance reasonably acceptable to the Principal Stockholder, amending the term of the Shared Services Agreement between the Company and Pechiney
Packaging, Inc., dated July 28, 1999, to expire 12 months following the Specified Date. The Principal Stockholder has waived any rights to receive a termination fee in connection with the termination of the Shared Services Agreement pursuant to the Stockholders Agreement.

    Parent has also agreed as part of the Stockholders Agreement to (a) cause the Company to enter into a termination and release agreement, in form and substance reasonably acceptable to the Principal Stockholder, terminating the Indemnification Agreement dated as of July 28, 1999, between the Company and the Principal Stockholder and releasing the Principal Stockholder from any and all liability pursuant thereto, and (b) cause American National Can Company, a subsidiary of the Company, to enter into an amendment, in form and substance reasonably acceptable to the Principal Stockholder, to the Indemnification Agreement dated as of July 28, 1999, between American National Can Company and the Principal Stockholder deleting clause (ii) of Section 2.01(a) of that Indemnification Agreement and releasing the Principal Stockholder from any and all liability pursuant to such clause (ii).

    With some qualifications, the Stockholders Agreement will terminate upon the earliest of (i) the Effective Time, (ii) the later of six months following the termination of the Merger Agreement and December 31, 2000, if the Merger Agreement is terminated pursuant to the circumstances described above in paragraphs (b)(i), (c) or (f) under "Termination of the Merger Agreement" in circumstances in which Parent is or may become entitled to receive the Termination Fee and
(iii) the termination of the Merger Agreement if terminated for any other reason.

    The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO. The Stockholders Agreement should be read in its entirety for a more complete description of the matters summarized above.

    THE CONFIDENTIALITY AGREEMENT

    Pursuant to the Confidentiality Agreement, the Company and Parent agreed to keep confidential certain information provided by the Company or its representatives. The Confidentiality Agreement also contains customary standstill provisions. The Merger Agreement provides that certain information exchanged pursuant to the Merger Agreement will be subject to the Confidentiality Agreement.

    PLANS FOR THE COMPANY

    If a majority of the outstanding Shares are purchased by the Purchaser pursuant to the Offer, Parent may designate its representatives as a majority of the Company's Board of Directors. Following completion of the Offer and the Merger, Parent intends to integrate the Company's operations with those of Parent under the direction of Parent's management. Parent's beverage can businesses will be run as two operations, one in the U.S. and one in Europe. Parent's principal reason for acquiring the Company is the strategic fit of the Company's operations with Parent's operations. Parent intends to continue to review the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and to consider, subject to the terms of the Merger Agreement, what, if any, changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable. Such changes could include changes in the Company's corporate structure, operational headquarters, capitalization, management or dividend policy.

    APPRAISAL RIGHTS

    The holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL ("SECTION 262") to dissent and demand appraisal of their Shares. Under
Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

    The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

    GOING-PRIVATE TRANSACTIONS

    The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in the Merger be filed with the Commission and disclosed to stockholders prior to the consummation of the Merger.

13. DIVIDENDS AND DISTRIBUTIONS

    As discussed in Section 12, the Merger Agreement provides that from March 31, 2000, to the Effective Time, without the prior approval of Parent, the Company may not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock except for cash dividends by a direct or indirect wholly owned subsidiary of the Company organized under the laws of any jurisdiction other than any European subsidiary of the Company to its parent.

14. CERTAIN CONDITIONS OF THE OFFER

    The Merger Agreement provides that the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least a majority of the outstanding Shares (determined on a fully diluted basis for all outstanding stock options and any other rights to acquire Shares on the date of purchase) (the "FULLY DILUTED SHARES"), (ii) any requisite waiting period under the HSR Act (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer or to the Merger shall have expired or been terminated, (iii) any other requisite waiting periods under any other applicable material competition, merger, control, antitrust or similar law or regulation shall have been terminated or shall have expired, (iv) the European Commission shall have declared, in terms, taken together with those in clause (v)(B) below, that are not materially commercially unreasonable in the aggregate, that the concentration is compatible with the common market pursuant to Articles 6(1)(b) or Article 8(2) of the Regulation, (v) in the event that a request under Article 9(2) of the Regulation has been made by one or more European Union or EFTA states, (A) the European Commission shall have indicated that it does not intend to refer the proposed acquisition, or any aspect thereof, to a competent authority of such state in accordance with Article 9 of the Regulation or (B) if such referral is made, the state(s) shall have resolved their investigations, in terms, taken together with those in clause (iv) above, that are not materially commercially unreasonable in the aggregate, or any applicable waiting period(s) shall have expired, and (vi) the Parent Shareholder Approval shall have been obtained. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, to pay for any Shares not yet accepted for payment or paid for, and, subject to the Merger Agreement, may terminate or amend the Offer, with the consent of the Company or if, immediately prior to the applicable Expiration Date, any of the following conditions exists:

        (a) there shall be pending or formally threatened any suit, action or proceeding by any Governmental Entity, (i) challenging the acquisition by Parent or the Purchaser of any shares of common stock of the Company, seeking to restrain or prohibit consummation of the Offer or the Merger, or seeking to place limitations on the ownership of Shares (or shares of common stock of the Company following the Merger) by Parent or the Purchaser,
    (ii) seeking to prohibit or limit the ownership or operation by the Company or Parent and their respective subsidiaries of any material portion of the business or assets of the Company or Parent and their respective subsidiaries taken as a whole, or to compel the Company or Parent and their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries taken as a whole, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the Stockholders Agreement, (iii) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or Parent and subsidiaries taken as a whole, or (iv) which otherwise is reasonably expected to have a material adverse effect; in each of
    (i) through (iv) above, subject to the parties' obligations to use their commercially reasonable efforts to avoid such an occurrence as set forth in
    Section 12 hereof;

        (b) any Legal Restraint that has the effect of preventing the purchase of Shares pursuant to the Offer or the Merger shall be in effect; PROVIDED, HOWEVER, that each of Parent, the Purchaser and the Company shall have used commercially reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as practicable any injunction or other order that may be entered;

        (c) except as set forth in the Company's disclosure schedule to the Merger Agreement or in the documents that the Company had filed with the Commission prior to March 31, 2000, since March 31, 2000, there shall have been any state of facts, change, development, effect, event, condition or occurrence that, individually or in the aggregate, constitutes or would reasonably be expected to have, a material adverse effect;

        (d) the representation and warranty of the Company with respect to its capital structure and outstanding equity interests shall not be true and correct in all material respects, or the other representations and warranties of the Company contained in the Merger Agreement shall not be true and correct, except for such failures to be true and correct that (without giving effect to any limitation as to "materiality" or material adverse effect set forth therein), individually and in the aggregate, would not reasonably be expected to have a material adverse effect;

        (e) the Company shall have failed to perform in any material respect any material obligation required to be performed by it under the Merger Agreement at or prior to the Specified Date;

        (f) Parent shall not have obtained all consents, approvals, authorizations, qualifications and orders of all Governmental Entities legally required in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement other than any such consents, approvals, authorizations, qualifications and orders, the failure of which to obtain, individually and in the aggregate, would not reasonably be expected to have a material adverse effect; or

        (g) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the reasonable judgment of the Purchaser or Parent in any such case, and regardless of the circumstances giving rise to any such condition (including any action or inaction by Parent or any of its affiliates), makes it inadvisable to proceed with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to such condition or, other than the Minimum Condition, may be waived by the Purchaser or Parent in whole or in part at any time and from time to time in their reasonable discretion. The failure by Parent, the Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15. CERTAIN LEGAL MATTERS

    Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company and discussions of representatives of Parent with representatives of the Company, none of the Purchaser, Parent or the Company is aware of any license or regulatory permit that appears to be material to the business of the Company and its Subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by any Governmental Entity that would be required or desirable for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required or desirable, Parent and the Purchaser currently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws". While (except as otherwise expressly described in this Section 15) the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See
Section 14 for a description of certain conditions to the Offer.

    STATE TAKEOVER LAWS. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In EDGAR V. MITE CORP., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS CORP.
V. DYNAMICS CORP. OF AMERICA, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

    Section 203 of the DGCL, in general, prohibits a Delaware corporation such as the Company from engaging in a "business combination" (defined as a variety of transactions, including mergers) with an "interested stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the time that such person became an interested stockholder unless, among other things, prior to the time such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder. The Company's Board of Directors has approved the Merger Agreement, the Stockholders Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholders Agreement for purposes of Section 203 of the DGCL. Therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

    Based on information supplied by the Company, the Purchaser does not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Neither the Purchaser nor Parent has currently complied with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the

Offer, or be delayed in consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 14.

    ANTITRUST

    UNITED STATES ANTITRUST LAW. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated after the expiration of a 15-calendar day waiting period commenced by the filing by Parent of a Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. Parent is in the process of preparing such filing. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information from Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

    The Merger will not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

    EUROPEAN ANTITRUST LAWS. Parent and the Company each conduct substantial operations in the European Economic Area. Counsel Regulation (EEC) 4064/89, as amended, and Article 57 of the European Economic Area Agreement require that concentrations with a "Community or EFTA dimension" be notified in prescribed form to the Commission of the European Communities for review and approval. In these cases, the European Commission, as opposed to the individual countries within the European Economic Area, will, with certain exceptions, have exclusive jurisdiction to review the concentration. A business concentration having a "Community dimension" must be notified to the European Commission within a week of the earlier of the entering into of an agreement or the announcement of a public bid, unless an extension is granted, which Parent and the Company have received. Generally, it may not be implemented until it has been declared compatible with the common market by decision under Article 6(1)(b) or
Article 8(2) of the EC Merger Regulation.

    The European Commission has one month from the receipt of a complete notification in which to determine whether the operation notified has a Community dimension, I.E., if the parties exceed certain specified revenue thresholds, and, if a Community dimension exists, whether the case presents "serious doubts" about its compatibility with the common market. This one-month period may be extended to six weeks if the parties submit a proposal for divestiture or undertaking in order to get a positive decision from the European Commission.

    If the proposed transaction does not have a Community dimension or does not qualify as a concentration, the European Commission must issue a reasoned decision to this effect. Concentrations which do not satisfy the Community dimension thresholds are subject to national merger control in the EC member states, and (subject to limited exceptions) the European Commission will in general have no further jurisdiction over the case.

    If the European Commission finds that the notified proposed acquisition constitutes a concentration and does have a Community dimension but does not present "serious doubts", the European Commission must issue a reasoned decision to the effect that the concentration is compatible with the common market.

    If the European Commission finds that the notified transaction presents serious doubts, I.E., that it threatens to lead to the creation or strengthening of a dominant position that would significantly impede competition within the common market or in a substantial part of it, then the European Commission must publish a reasoned decision to this effect and initiate proceedings for a further in-depth investigation into the case.

    If the European Commission fails to take any decision within one month (or the extended six-month period, as the case may be), the operation will automatically be deemed to have been declared compatible with the common market.

    If the European Commission initiates proceedings, it has a further four months in which to reach a final decision, at the end of which it must either prohibit the transaction or approve it (either unconditionally or subject to conditions). If the European Commission does not reach a final decision within this four-month period, the transaction will automatically be deemed to be compatible.

    A member state of the European Union or EFTA may, normally within three weeks of notifying the proposed acquisition to the European Commission, apply to the European Commission to have a concentration referred back to the competent authority of that state if the concentration (a) threatens to create or strengthen a dominant position which would significantly impede competition in a market within that member state, which is a distinct market, or (b) affects competition in a market within that member state, which is a distinct market and which does not constitute a substantial part of the common market. If such an application is made, the initial period for examining the notification is extended to six weeks. If the European Commission decides to refer the proposed acquisition to a member state, the legal provisions within that state govern the proceeding.

    Parent and the Company have determined that the Offer and the Merger have a "Community dimension", and thus intend to file promptly notification in the prescribed form with the European Commission. Parent does not, and the Company has advised Parent that it does not, believe that the Offer and Merger are incompatible with the European common market. However, there can be no assurance that the European Commission will allow the consummation of the Offer and Merger, or that the necessary approval will be granted without conditions.

    OTHER FOREIGN LAWS. The Company and Parent and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. The Purchaser and the Company are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any foreign Governmental Entity takes any action prior to the completion of the Offer that might have certain adverse effects, the Purchaser will not be obligated to accept for payment or pay for any Shares tendered. See
Section 14.

16. FEES AND EXPENSES

    Salomon Smith Barney is acting as Dealer Manager for the Offer and is providing certain financial advisory services to Parent and the Purchaser in connection with the Offer, for which services Salomon Smith Barney will receive customary compensation. Parent also has agreed to reimburse Salomon Smith Barney for reasonable travel and other out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Salomon Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of business, Salomon Smith Barney and its affiliates may actively trade or hold the securities of Parent and the Company for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Parent and the Purchaser have retained D. F. King & Co., Inc. to act as the Information Agent and Citibank, N.A. to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

    Neither the Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. MISCELLANEOUS

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither the Purchaser nor Parent is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent the Purchaser or Parent becomes aware of any state law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR PARENT NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    Parent and the Purchaser have filed with the Commission the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in
Section 8 (except that such material will not be available at the regional offices of the Commission).

                                          REXAM ACQUISITION SUBSIDIARY INC.

April 10, 2000

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            PARENT AND THE PURCHASER

    1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The name, citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address of each such director or executive officer is Rexam PLC, 4 Millbank, London, SW1P 3XR, United Kingdom.

NAME, POSITION WITH PARENT AND     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
CITIZENSHIP                     MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------  --------------------------------------------------
Rolf L. Borjesson.............  Director and Chief Executive of Parent since 1996.
Director and Chief Executive    Director of Midway Holding AB and Sodra Regionen
Swedish                         Svenska Handelsbanken AB since 1995. Director of
                                Invensys plc since 1998. Director and Chief
                                Executive Officer of PLM AB from 1990 to 1996.

Yves E. Dominioni.............  Director of Parent since 1997. President Directeur
Director                        General of Sofab SA since 1995.
French

Lars G. Emilson...............  Director of Parent since 1999. Director of PLM AB
Director                        since 1999 and Chief Executive Officer of PLM AB
Swedish                         since 1999. Managing Director, PLM Beverage Can
                                Division from 1992 to 1999.

David W. Gibson...............  Company Secretary of Parent since 1996. Company
Company Secretary               Solicitor of Parent from 1989 to 1996.
British

Robert W. Gluskin.............  Director of Parent since 1997. President, Rexam
Director                        Medical Packaging Inc. since 1993.
American

Alain Gomez...................  Director of Parent since 1997. Chairman and Chief
Non-executive Director          Executive Officer of Facom SA since 1999.
French                          Non-executive Chairman of Sante Luxembourg since
                                1998. Director of Fimalac SA since 1996. Chairman
                                and CEO of Thomson CSF from 1982 to 1995.

Michael J. Hartnall...........  Finance Director of Parent since 1987. Director of
Finance Director                PLM AB since 1999.
British                         Director of Quoteplan Limited since 1992.

Jeremy Lancaster..............  Chairman of Parent since 1996. Chairman of
Chairman                        Hepworth PLC since 1996. Non-executive Director of
British                         TPIC (Birmingham) Limited since 1996. Prior to
                                1996, Chairman and Chief Executive of Wolseley
                                plc.

NAME, POSITION WITH PARENT AND     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
CITIZENSHIP                     MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------  --------------------------------------------------
David L. Tucker...............  Non-executive Director of Parent since 1997.
Non-executive Director          Director of Trustees of the Mineworkers' Pension
British                         Scheme Limited since 2000. Director of Maybourne
                                Properties Limited since 1997. Non-executive
                                Director of Wolseley plc since 1990.

John A. Warren................  Deputy Chairman of Parent since 1999. Non-
Deputy Chairman                 executive Director of Parent from 1994 to 1999.
British                         Group Finance Director of United Biscuits
                                (Holdings) plc since 1990.

    2. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER. The name, citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Purchaser are set forth below. The business address of each such director and executive officer is Rexam Acquisition Subsidiary Inc., in care of Rexam Inc., 4201 Congress Street, Suite 340, Charlotte, NC 28209. All such directors and executive officers listed below are citizens of the United States.

                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND POSITION WITH PURCHASER       MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
--------------------------------       --------------------------------------------------
Frank C. Brown.......................  President of Rexam Inc. since 1996. General
Director, President and Secretary      Counsel and Secretary of Rexam Inc. since 1992.

Ronald H. Glasshoff..................  Vice President Finance of Rexam Inc. since 1991.
Director and Vice President

Lisa R. Larmore......................  Vice President, Tax of Rexam Inc. since 1996. Tax
Vice President, Tax                    Director of Rexam Inc. from 1991 to 1996.

Charlotte J. Vincini.................  Director, Corporate Benefits of Rexam Inc. since
Director                               1995.

    Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS

                                 CITIBANK, N.A.

          BY MAIL:                       BY HAND:                      BY COURIER:
       Citibank, N.A.                 Citibank, N.A.             915 Broadway, 5th Floor
        P.O. Box 685              Corporate Trust Window           New York, NY 10010
     Old Chelsea Station        111 Wall Street, 5th Floor
     New York, NY 10113             New York, NY 10043

                                BY FACSIMILE TRANSMISSION:
                                (For Eligible Institutions
                                           only)
                                      (212) 505-2248

                                     CONFIRM FACSIMILE
                                       TRANSMISSION:
                                     By telephone only
                                      (800) 270-0808

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             D. F. KING & CO., INC.

                                77 WATER STREET
                            NEW YORK, NEW YORK 10005
                 BANKS AND BROKERS CALL COLLECT: (212) 269-5550
                   ALL OTHERS CALL TOLL FREE: (800) 290-6428

                      THE DEALER MANAGER FOR THE OFFER IS:

                              Salomon Smith Barney
                              388 GREENWICH STREET
                            NEW YORK, NEW YORK 10013
                                 (877) 820-8015